SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 18, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 18, 2006

TAM flying to Zurich and Geneva

Company increases international presence through direct flights, code-share and agreements with other airlines

São Paulo, September 18, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will offer to its passengers as of October, two more destinations in Europe: Zurich and Geneva, in Switzerland. The flights will be operated in code-share with Air France, company with a partnership with TAM for seven years. With this, TAM increases international presence through direct flights, code-share and commercial agreements with other airlines.

Besides the two Swiss cities, the code-share with AirFrance includes eight other destinations in France (Bordeaux, Lyon, Montpellier, Nice, Nantes, Strasbourg, Marseille and Toulouse), and makes possible the connection to more than 30 other destinations in Europe.

TAM has direct flights to Paris (two daily frequencies), New York (daily frequency), Miami (three daily frequencies), Buenos Aires (42 weekly frequencies) and Santiago in Chile (daily frequency). Through TAM Mercosur, it operates to six other destinations: Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). The company also has a daily flight to Lima, in Peru, through a code-share operation with Taca.

As of October, 28th, TAM will operate a daily flight to London from where the passenger will be able to connect to 50 other European cities through commercial agreements signed with foreign companies. These special agreements already established with 51 airlines worldwide allows TAM’s passengers to travel, through the basis in Miami, New York and Paris, and soon London, to a variety of destinations in Europe, Asia, Middle East, USA and South America.

In the international segment, TAM reached a market share of 54.6% according to the ANAC (the National Civil Aviation Agency) in August 2006.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and had a 51.3% domestic market share and 54.6% international market share at the end of August 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.